Exhibit 99.1

FEMSA Shareholders Approved Ps. 9,692 Million Dividend

Monterrey, Mexico, March 22, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (NYSE: FMX; BMV: FEMSAUBD) (“FEMSA” or “the Company”) held its Annual Ordinary General Shareholders Meeting today, during which the shareholders approved the Company’s annual report for 2018 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2018 and the election of the Board of Directors and its Committees for 2019.

The shareholders approved the payment of a cash dividend in the amount of Ps. 9,692 million, consisting of Ps. 0.6042 per each Series "D" share and Ps. 0.4833 per each Series "B" share, which amounts to Ps. 2.9000 per "BD" Unit (BMV: FEMSAUBD) or Ps. 29.0000 per ADS (NYSE: FMX), and Ps. 2.4167 per "B" Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 7, 2019 and November 5, 2019. In addition, the shareholders established the amount of Ps. 7,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2019.

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About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes all drugstores and related operations, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

March 22, 2019	1